                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)


                              STAFF BUILDERS, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    852377308
                                 (CUSIP Number)


MR. DALE R. CLIFT                       FLOYD I. WITTLIN, ESQ.
STAFF BUILDERS, INC.                    RICHARDS & O'NEIL, LLP
1983 MARCUS AVENUE                      885 THIRD AVENUE
LAKE SUCCESS, NY 11042                  NEW YORK, NEW YORK  10022
(516) 358-1000                          (212) 207-1200


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.




--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP        NO. 852377308             13D                    Page 2 of 11 Pages

(1)      Name of reporting persons
         I.R.S. identification Nos. of above persons (Entities Only)

                  STEPHEN SAVITSKY

(2)      Check the appropriate box if a member of a group                (a) / /
         (see instructions)                                              (b) / /


(3)      SEC use only

(4)      Source of funds (see instructions)

                  Not Applicable

(5)      Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)                                             / /


(6)      Citizenship or place of organization

                  UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

                  3,977,662

(8)      Shared voting power

                  225,440

(9)      Sole dispositive power

                  3,977,662

(10)     Shared dispositive power

                  None

(11)     Aggregate amount beneficially owned by each reporting person

                  4,203,102

(12)     Check box if the aggregate amount in Row (11) excludes certain shares
         (see instructions)                                                 / /


(13)     Percent of class represented by amount in Row (11)

                  17.2%

(14)     Type of reporting person (see instructions)

                  IN



                               Page 3 of 11 Pages

                        STAFF BUILDERS, INC. SCHEDULE 13D
                                 AMENDMENT NO. 1



NOTE: This Amendment No. 1 amends a Statement on Schedule 13D, dated November 3, 1995 (the "Schedule 13D"), and filed on behalf of Stephen Savitsky.


ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Staff Builders, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1983 Marcus Avenue, Lake Success, New York 11042.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) Stephen Savitsky.

         (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 11042.

         (c) Mr. Savitsky is Chairman of the Board, President, Chief Executive Officer and a Director of the Company.

         (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Savitsky is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 1 to Schedule 13D relates to the (i) exchange on October 14, 1998 of 333 1/3 shares of Class A Preferred Stock, $1.00 par value per share, for 2,134,910 shares of Class A Common Stock and (ii) conversion on October 14, 1998 of 342,738 shares of Class B Common Stock, $.01 par value per share, owned by Mr. Stephen

                               Page 4 of 11 Pages

Savitsky into an equal number of shares of Class A Common Stock (collectively, the "Transaction").

         Mr. Savitsky paid no additional consideration for the aggregate 2,477,648 shares of Class A Common Stock received in the Transaction.

ITEM 4. PURPOSE OF TRANSACTION.

         The primary purpose of the Transaction was to eliminate the Class A Preferred Stock, all of the outstanding shares of which were owned by Mr. Stephen Savitsky and Mr. David Savitsky, who is the Executive Vice President, Chief Operating Officer, Secretary, Treasurer and a Director of the Company, and to reduce the voting rights of Messrs. Savitsky through conversion of their outstanding shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

         Except for the possible exercise of options to purchase shares of Class A Common Stock of the Company, Mr. Savitsky does not have any plans or proposals which relate to or would result in any of the actions specified in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) (b) Mr. Savitsky beneficially owns 4,203,102 shares of Class A Common Stock (representing 17.2% of the outstanding Class A Common Stock), has sole power with respect to the voting and disposition of 3,977,662 of such shares (1,326,923 of which Mr. Savitsky has the option to acquire and will not have the right to vote such shares until such option is exercised) and has shared power with respect to the voting of 225,440 of such shares pursuant to the grant to Mr. Savitsky of a ten year revocable proxy by Ephraim Koschitzki (225,440 of which the grantor of such proxy has the option to acquire and Mr. Savitsky will not have such shared power with respect to the voting of such shares until such option is exercised). (Although Mr. Savitsky is not furnished with verifiable information with respect to the number of shares beneficially owned by Mr. Koschitzki, Mr. Savitsky believes Mr. Koschitzki beneficially owns 225,440 shares.) Mr. Savitsky shares power with respect to the voting of such 225,440 shares of Class A Common Stock with Mr. David Savitsky.

         In addition to the shares of Common Stock received by Mr. Savitsky pursuant to the Transaction, Mr. Savitsky has the option to acquire 595,923 shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1994 Performance-Based Stock Option Plan (the "'94 Plan").

         Mr. Savitsky also has the option to acquire 334,000 of the shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1986 Non-Qualified Stock Option Plan (the "'86 Plan").

                               Page 5 of 11 Pages

Mr. Savitsky was granted 234,000 of these vested options on March 28, 1990, and the remaining 100,000 vested options on June 17, 1991.

         Mr. Savitsky also has the option to acquire 397,000 of the shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1993 Stock Option Plan (the "'93 Plan"). Mr. Savitsky was granted 200,000 of these vested options on February 3, 1994, and the remaining 197,000 vested options on July 1, 1997.

         Stock options are granted under the '86 Plan, the '93 Plan and the '94 Plan to officers, directors and employees of the Company selected by the Compensation and Stock Option Committee of the Company's Board of Directors as a reward for the grantees' past efforts, and to encourage their future efforts, on behalf of the Company.

         (c) On September 4, 1998, Mr. Savitsky bought 50,000 shares of Class A Common Stock at $.375 per share on the open market.

         (d) Mr. Ephraim Koschitzki has the option to acquire 225,440 shares of Class A Common Stock, and after such option is exercised, Mr. Ephraim Koschitzki will have the right to receive and direct the receipt of dividends from, or the proceeds from, the sale of 225,440 shares of Class A Common Stock beneficially owned by Mr. Savitsky.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The contracts, arrangements, understandings and relationships required to be described in response to Item 6 to Schedule 13D are described in the response to Items 4 and 5 of this Amendment No. 1 to Schedule 13D.



                               Page 6 of 11 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description
-----------                -----------
         Exhibit 1         The Company's 1986 Non-Qualified Stock Option Plan,
                           as amended (incorporated by reference to Exhibit 28.1
                           to the Company's Registration Statement on Form S-8
                           with respect to the Company's 1986 Non-Qualified
                           Stock Option Plan filed with the Securities and
                           Exchange Commission on December 1, 1988 and Exhibits
                           10.2 and 10.3 to the Company's Registration Statement
                           on Form S-8 with respect to the Company's 1986
                           Non-Qualified Stock Option Plan filed with the
                           Securities and Exchange Commission on May 22, 1992).

         Exhibit 2 Option Agreement, dated as of March 28, 1990, under the Company's 1986 Non-Qualified Stock Option Plan between the Company and Stephen Savitsky
                           (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

         Exhibit 3 Stock Option Agreement, dated as of June 17, 1991, under the Company's 1986 Non-Qualified Stock Option
                           Plan between the Company and Stephen Savitsky
                           (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

         Exhibit 4         The Company's 1993 Stock Option Plan, as amended
                           (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 with respect to the Company's 1993 Stock Option Plan filed with the Securities and Exchange Commission on September 7, 1993).

         Exhibit 5         Agreement, dated February 3, 1994, under the
                           Company's 1993 Stock Option Plan between the Company and Stephen Savitsky (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form
                           10-K for the fiscal year ended February 28, 1995).



                               Page 7 of 11 Pages

         Exhibit 6         The Company's 1994 Performance-Based Stock Option
                           Plan (incorporated by reference to Exhibit B to the Company's Proxy Statement, dated July 18, 1994, filed with the Securities and Exchange Commission on July
                           27, 1994).

         Exhibit 7         Agreement, dated as of October 1, 1994, under the
                           Company's 1994 Performance-Based Stock Option Plan between the Company and Stephen Savitsky
                           (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

         Exhibit 8         Proxy dated November 1, 1991, made by Ephraim
                           Kochitzki in favor of Stephen Savitsky and David
                           Savitsky (incorporated by reference to Exhibit 14 to Schedule 13D dated November 3, 1995).

         Exhibit 9 Agreement, dated August 27, 1998, between the Company and Stephen Savitsky and David Savitsky (incorporated by reference to Exhibit A to the Company's Proxy
                           Statement, dated August 27, 1998, filed with the Securities and Exchange Commission on August 27,
                           1998).



                               Page 8 of 11 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.




                                             ----------------------------------
                                                      October 26, 1998



                                                   /s/ Stephen Savitsky
                                             ----------------------------------

                                                      Stephen Savitsky




                               Page 9 of 11 Pages

                                  EXHIBIT INDEX





                                                                                          Location of Exhibit in
                                                                                          Sequential Numbering
Exhibit No.       Description                                                             System
-----------       -----------                                                             ----------------------
         1        The Company's 1986 Non-Qualified Stock Option Plan, as amended
                  (incorporated by reference to Exhibit 28.1 to the Company's
                  Registration Statement on Form S-8 with respect to the
                  Company's 1986 Non-Qualified Stock Option Plan filed with the
                  Securities and Exchange Commission on December 1, 1988 and
                  Exhibits 10.2 and 10.3 to the Company's Registration Statement
                  on Form S-8 with respect to the Company's 1986 Non-Qualified
                  Stock Option Plan filed with the Securities and Exchange
                  Commission on May 22, 1992).


         2        Option Agreement, dated as of March 28, 1990, under the
                  Company's 1986 Non-Qualified Stock Option Plan between the
                  Company and Stephen Savitsky (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).


         3        Stock Option Agreement, dated as of June 17, 1991, under the
                  Company's 1986 Non-Qualified Stock Option Plan between the
                  Company and Stephen Savitsky (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).


         4 The Company's 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.5 to the Company's Registration
                  Statement on Form S-8 with respect to the

                               Page 10 of 11 Pages

                                                                                          Location of Exhibit in
                                                                                          Sequential Numbering
Exhibit No.       Description                                                             System
-----------       -----------                                                             ----------------------
                  Company's 1993 Stock Option Plan filed with the Securities and
                  Exchange Commission on September 7, 1993).


         5        Agreement, dated February 3, 1994, under the Company's 1993
                  Stock Option Plan between the Company and Stephen Savitsky
                  (incorporated by reference to Exhibit 10.23 to the Company's
                  Annual Report on Form 10-K for the fiscal year ended February
                  28, 1995).


         6        The Company's 1994 Performance-Based Stock Option Plan
                  (incorporated by reference to Exhibit B to the Company's Proxy
                  Statement, dated July 18, 1994, filed with the Securities and Exchange Commission on July 27, 1994).


         7        Agreement, dated as of October 1, 1994, under the Company's
                  1994 Performance-Based Stock Option Plan between the Company and Stephen Savitsky (incorporated by reference to Exhibit
                  10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).


         8 Proxy dated November 1, 1991, made by Ephraim Kochitzki in favor of Stephen Savitsky and David Savitsky (incorporated by reference to Exhibit 14 to Schedule 13D dated November 3,
                  1995).


         9 Agreement, dated as of August 27, 1998, between the Company and Stephen Savitsky (incorporated by reference to Exhibit A to the Company's Proxy Statement, dated August 27, 1998, filed with the Securities and Exchange Commission on August 27,
                  1998).




                               Page 11 of 11 Pages